UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: February 1, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release entitled “Two New Projects Commence Production”

Exhibit 99.1

中国海洋石油有限公司

CNOOC LIMITED

For Immediate Release

Two New Projects Commence Production

(Hong Kong, February 1, 2016) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced that the Weizhou 12-2 oilfield joint development project (Weizhou 12-2) and Weizhou 11-4 North oilfield Phase II project (Weizhou 11-4 North) have recently commenced production.

The Weizhou 12-2 project is located in Beibu Gulf Basin of the South China Sea with an average water depth of approximately 36 meters. This project has three oilfields in total including the Weizhou 12-2 oilfield, the Weizhou 12-1 West oilfield and the north part of Weizhou 11-2 oilfield. The main production facilities include three wellhead platforms and 18 producing wells which have all commenced production, producing a total of approximately 16,000 barrels of crude oil per day and reaching its ODP designed peak production.

Weizhou 11-4 North project is located in Beibu Gulf Basin of the South China Sea with an average water depth of approximately 40 meters. The project shares the existing adjacent facilities for the development and built two wellhead platforms and 15 producing wells. There is currently one well on production, producing a total of approximately 500 barrels of crude oil per day. The project is expected to reach its ODP designed peak production of approximately 8,000 barrels per day within the year.

The Weizhou 12-2 and Weizhou 11-4 North are both independent oilfields in which the Company holds 100% interest and acts as the operator.

— End —

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2014 Annual Report on Form 20-F filed on 22 April 2015.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang

Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990

E-mail: cathy.zhang@hkstrategies.com